Eletrobrás

DFR
Av. Pres. Vargas, 409 - 9º andar
20071-003 Rio de Janeiro RJ BR
Tel: 2514-6327 Fax: 2242-2694

03045062

CTA-DFR- 13376 /2003

Rio de Janeiro, November 25th, 2003.

SUPPL

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

DEC 08 2003

At.: Division of Corporate Finance

Ref.: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 Centrais Elétricas Brasileiras SA – ELETROBRÁS (File n. 82-3939)

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) ("the Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of ANNOUNCEMENT OF RELEVANT FACT published on November 25th, 2003.

With regards,

Mary Annie Cairns Guerrero
Head of Funding and Investor Relations Department

12/11

ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Ministry of Mines and Energy

ANNOUNCEMENT OF RELEVANT FACT

We hereby inform ELETROBRÁS' shareholders and the market that in the Financial Statements relating to the fourth quarter of 2003 an extraordinary revenue relating to the Compulsory Loans filed in the Eletrobrás Liabilities may be accounted as follows:

The Compulsory Loans, registered in the Long Term Liabilities, were created by Decree Law # 1,512/76 and charged to the industrial consumers with consumption higher than 2,000 Kwh per month.

On September 30th, 2003 from the total amount of the Compulsory Loans filed in the Eletrobrás Liabilities, R$ 637 million were classified as "collection to be classified".

During the last two months Eletrobrás worked on a reconciliation of this liability and verified an excess monetary variation of approximately R$ 500 million registered in the "collection to be classified" (price of September 30th, 2003). This reconciliation is being revised by the independent auditors and this work is not yet concluded.

The Eletrobrás administration, based on the expectation of this adjustment, in the net value of approximately R$ 330 million (excluding taxes) which may be filed in the fourth quarter of this year is hereby informing this fact, clarifying that this reversion may be subject to conditions of the conclusion of the independent auditors works.

The Eletrobrás administration also emphasize that this adjustment will not create loss for the creditors of the compulsory loans, since the mentioned credit is being remunerated by the normal interest as well as the monetary variation, as per existing legislation.

Alexandre Magalhães da Silveira
Financial and Investor Relations Director

RMK/AVISODec23